UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Nevada

Date of organization
March 18, 2013

Physical address of issuer
999 Driver Way, Incline Village, NV 89451

Website of issuer
http://www.kleinerlabs.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW

Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Current number of employees
0. We currently have independent contractors only.

Summary financial information is provided below for calendar 2021 (most recent fiscal year end) and 2020 (prior fiscal year end).

	Most recent fiscal year-end (December 31, 2021)	Prior fiscal year-end (December 31, 2020)
Total Assets	$968,671	$585,816
Cash & Cash Equivalents	$40,075	$140,141
Accounts Receivable	$4,848	$6,920
Short-term Debt	$1,729,477	$694,592
Long-term Debt	$525	$6,724
Revenues/Sales	$35,899	$43,333
Cost of Goods Sold	$3,957	$8,454
Taxes Paid	$0	$0
Net Income/Loss	-$1,291,034	-$1,570,970

April 29, 2022

FORM C-AR: Annual Report

Spinal Surgical Strategies, Inc.



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2021

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Spinal Surgical Strategies, Inc., a Nevada corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Crowd Notes offered and sold by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2021. A copy of this report may be found on the company's website at https://biopactct.com/.

During fiscal year 2021, the Company raised $761,786 (before offering expenses) from investors through the sale of its Common Stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated May 5, 2021, as amended, and this Form C-AR (this "Offering"). And during the period from January 1, 2022 through the close of this Offering, we sold an additional $308,214 before offering expenses) of our common stock under the same offering. As of the date of this annual report, the Company raised a total of $1,069,999 from this Offering and the Offering was closed on April 20, 2022.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://biopactct.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs, which we refer to as KDL, the Company, we, us or our is a Nevada corporation that was incorporated on March 18, 2013.

The Company is located at 999 Driver Way, Incline Village, NV 89451.

The Company's website is http://www.kleinerlabs.com/.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Business Overview

Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs, which we refer to as KDL, the Company, we, us or our, is a medical device company focused on the design and development unique and patented products for spine surgery, with a particular focus on the growing minimally invasive spinal surgical market. We were originally formed in Colorado as a limited liability company under the name of Spinal Surgical Strategies, LLC on March 18, 2013. On May 30, 2014, Spinal Surgical Strategies, LLC was re-domesticated from Colorado to Nevada under the same name and subsequently converted to a Nevada corporation, effective as of November 5, 2020.

We are committed to developing a system of instruments and implants for spinal surgery that delivers improved clinical outcomes and quality of life for patients, greater efficiency and efficacy for surgeons, and reduced costs to hospitals and payors. Minimally Invasive Surgery ("MIS") procedures, in general, are in high demand by patients and payors due to their inherently quicker recovery, lower complication rates and reduced costs. We develop and deliver products that fulfill the unmet needs in the open and MIS surgery market. By offering superior design, improved functionality, and a reduction in surgical steps, good surgeons are made better, and clinical outcomes improve.

Our Kleiner Device Labs KG™ System is a complete bone graft delivery system designed to deliver hydrated allograft or autographed to an orthopedic surgical site, which is provided in a sterile, single-use form. We have received approval under Section 510(k) of the Federal Food, Drug and Cosmetic Act, which we refer to as Section 510(k), for our first product, KG™1. KG™1 works by maximizing the delivery of bone graft to the surgical site. It has shown a spinal fusion rate increase from an average of 75% to 92% without the use of expensive and potentially hazardous chemical adjuvants such as rhPMP-2. The KG™2 platform offers a unique and comprehensive system for all aspects of spinal interbody fusion. It changes the function of a conventional, incarcerated fusion cage to a conduit which directs graft into all prepared areas of the prepared disk space. This new surgical solution will create a foundational change in the approach to spinal surgery. We received the 510(k) clearance from FDA and are waiting for the product to be manufactured. We expect the launch date to be by June 15, 2022.

Business Plan

We believe that KDL devices are a superior choice for any interbody procedure. The KG™1 device was designed and developed to maximize the delivery of bone graft in a single step allowing the surgeon an easier path for inserting a fusion cage. The KG™2 system builds upon this philosophy by retaining a rectangular, biportal insertion system, maximizing graft delivery and combining steps for implant insertion. The result is a simpler and superior device and technique which is agnostic to bone graft type or surgical approach. In addition to the foundational change which the KG™2 system imparts to interbody fusion, it was designed as a sterile, pre-packed, single-use system which does not require re-processing or preoperative set preparation. The less expensive, efficacious and reduced labor involved in the set makes it extremely attractive to hospitals. The COVID 19 pandemic has created an unprecedented and accelerated demand for treatment outside of hospitals. Patients and physicians are desirous of moving their procedures to ambulatory surgery centers (ASCs) in order to decrease the risk of viral exposure. The criteria for treatment at an ASC are directly impacted by procedure complexity and is further limited by surgical instrument cleaning and re-processing. The KG™2 system is unique in the industry by providing a design which excels in the inpatient and outpatient setting by eliminating the role of surgical tray re-processing, simplifying the mechanics of the surgical procedure by combining steps and by flattening the learning curve for MIS surgery on the spine. The result is a system which solves multiple unmet needs in the spinal surgical arena, enables ASC's to treat a broad spectrum of spinal surgical conditions which were previously out of bounds and provides a comprehensive strategy which satisfies the needs of all stakeholders in spinal surgery.

Our launches of next generation technologies are expected to include the KG™2, a solid state fusion implant; KG™3, expandable fusion implant and DragonTail, an endplate preparation instrument. The timing of the KG™2 device release corresponds with a solution to the needs for outpatient surgery. We received the 510(k) clearance from FDA in 201 for the KG™2, and the KG™3 is in development. Both the KG™2 and KG™3 will offer a single step, integrated solution for making spinal fusion surgeries more efficient, cost effective, and clinically successful. DragonTail is a disc material removal instrument which addresses another significant and currently unmet need in MIS surgery: Standardizing and simplifying the preparation of the interbody space for fusion; the more complete the disk space preparation, the more graft can be inserted into the fusion site which results in a higher incidence of successful fusion.

See Question 10 for additional information on the use of proceeds from this offering in executing the business plan.

Our Products and Services

Our product portfolio consists of unique and patented products for spine surgery, with a particular focus on the growing minimally invasive spinal surgical market.

KG™1

Our first product, KG™1, is a single patient use, rectangular, bi-portal bone graft delivery device used for the introduction of bone graft into the prepared disc space during spinal fusion surgeries performed either with an open or a minimally invasive technique. It has undergone quality and strength testing to meet stringent medical standards. The KG™1 is a 21 cm rectangular syringe barrel for surgical site access and graft material delivery, a compatible syringe plunger for pushing the bone graft material into the operative site and an attachable funnel reservoir for loading prepared bone graft material. Its unique tip is wedge shaped which allows introduction into a disk space and its biportal configuration allows graft material to distribute throughout the disk space, leaving a natural void for application of a fusion cage. The KG™1 has achieved Class II FDA clearance is commercially available and sold in the US and outside of the US, or OUS.



KG™1 and related intellectual property is protected by 10 US and international patents, which has prevented competitors from designing similar products. To date, no other product exists that matches the superior functionality and performance of the KG™1.

The KG™1 completed a clinical trial that was published in a peer reviewed journal in 2016 (Kleiner, et. al., Med Devices and Tech, 2016). The findings demonstrated a 92% fusion success rate without the use of BMP, compared with a 75% fusion success rate using the conventional bone graft delivery tool.

The KG™1 is manufactured for KDL by JG Plastics, and packaged, sterilized and drop-shipped by Pro-Tech Designs (two California companies that have extensive experience in manufacturing FDA approved medical devices).

KG™2

Our pipeline of products are built upon the proven strategy of maximizing bone graft delivery. The KG™2 solid state fusion platform is consistent with this philosophy. By combining implant insertion with near-simultaneous graft delivery, the surgical complexity and neurological risk are reduced and the learning curve for MIS surgery is flattened. The fusion rate of open spine or MIS surgery is improved. We received the 510(k) clearance from FDA in 201 for KG™2.

The KG™2 system preserves the flow-through graft delivery design while being integrated with a 3D-printed solid-state implant. The surface topography of the implant enhances bone ingrowth form the vertebral endplates. Because implant insertion and graft delivery are combined as a single step, a working operative channel is established that reduces the number of instrument passes necessary to perform a fusion to a fraction of the number with competitive products.



The KG™2 device (above) integrated with its inserter graft delivery tool (below).



The KG™2 graft delivery and integrated fusion platform has BAAT, a Dutch company, as the manufacturer of record. BAAT is an approved supplier for some of the largest medical device companies in the world, which eases any regulatory hurdles for KDL integration with strategic partnerships or purchase.

KG™3

Our third product KG™3 is a height expandable implant. The advantage of an expandable system is that it is inserted small and then allows the surgeon to customize disk space distraction. Competitive systems do not allow for effective post-cage insertion bone grafting. The KDL KG™3 system maintains the same flow-through, post insertion grafting allowing the benefits of our proven system with adjustable disk space separation. KG™3 does not have FDA clearance at this time.

 

Example of an expandable cage design (Not representative of the KG™3 cage which will be integrated with an attached bone graft delivery tool).

The KG™2 and KG™3 designs are protected with 13 existing US and international patents with 4 additional patents pending.

DragonTail

DragonTail is an articulating disk space preparation tool which has a single-patient use tip. The incorporation of such design provides the surgeon with a sharp instrument every time. Additionally, the endplate preparation system allows the surgeon to reach the parts of the disk space which are ordinarily unreachable. DragonTail is currently under development along with the assistance of BAAT Medical.



kleiner

End Plate Preparation Device--DragonTail™

- Reach the Unreachable
- Complement KG 1, 2, 3
- Appeal to Surgeons, Biologic Companies, and Med Device Industry
- Add 50% more BG

 

Customers and Suppliers

We have existing customers for KG™1 and are developing our wide launch plans for launching KG™2. We have 10 surgeons identified for the alpha launch. KG™1 customers include individual surgeons; hospitals; and partners, distributors and independent representatives who are selling to hospital and surgical customers. A number of these have been acquired by direct selling contact from the Company. Some were acquired from initial contact at industry conferences, of which there are a number specifically focused on spine surgery and treatment, as well as neurosurgery and general orthopedics. All of our current international customers (Hong Kong and Brazil) were introduced at conferences. Hospital customers have predominantly been acquired by surgeon referral and independent rep and distributor connection.

Sales and Marketing

For the domestic market, we have increasingly focused on providing ready to use samples to surgeons. Since our products are designed to work in both MIS and open theatre procedures, we have the opportunity to have our products used in both arenas (hospital and ambulatory surgery center). which allows us to ride the wave of interest in surgery centers as the preferred setting for operations. To accelerate surgeon acceptance, we offer two free KG™1 samples for trial.

We have several international partners. Spinal fusion surgery is practiced worldwide, and there is significant demand for new U.S. developed medical technology.

The KG™1 supply chain is composed of JG Plastics and ProTech Design, California companies that prepare this single use instrument. The KG™2 system is prepared by US and OUS suppliers which can easily scale production to product demand. In addition to the single patient tray for the KG™2 implant, a system of reusable tools has been developed to assist the surgeon with sizing and revision procedures.

Intellectual Property

KDL has multiple issued US and OUS patents and pending applications, as well as trademarks. Our intellectual property portfolio is robust. Care has been taken to maintain its growth and our competitive position. We craft protection to extend to all of our technologies.

Trademark

We have 4 pending US trademark applications:

Description/Title	Country	Status	Application No.	Filing Date	Registration No.
DRAGONTAIL	United States	Pending	97/037,045	09/21/2021	
KG	United States	Pending	97/024,049	09/13/2021	
KLEINER DEVICE LABS	United States	Pending	97/023,971	09/13/2021	
SURGE	United States	Pending	90/905,859	08/27/2021	

Patent

We have 45 patent properties worldwide, comprising 32 patents and 13 pending applications. Of those, 23 patents and 11 applications are in the U.S., with the balance in Europe, Canada, Japan and Hong Kong.

Description/Title	Country	Status	Application No.	Filing Date	Patent No.
ANGLED SURGICAL TOOL FOR REMOVING TISSUE FROM WITHIN AN INTERVERTEBRAL SPACE	United States	Patented Case	15/810,810	11/13/2017	10201355
BIOLOGICAL DELIVERY SYSTEM WITH ADAPTABLE FUSION CAGE INTERFACE	United States	Patented Case	14/887,598	10/20/2015	9629729
BONE GRAFT DELIVERY DEVICE AND METHOD OF USING THE SAME	United States	Patented Case	12/886,452	09/20/2010	8906028

BONE GRAFT DELIVERY DEVICES, SYSTEMS AND KITS	United States	Pending	17/000,799	08/24/2020	
BONE GRAFT DELIVERY SYSTEM	United States	Patented Case	13/947,255	07/22/2013	8685031
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	United States	Patented Case	15/486,511	04/13/2017	10195053
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	United States	Patented Case	16/198,754	11/21/2018	10245159
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	United States	Patented Case	16/373,410	04/02/2019	10973656
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	United States	Pending	17/203,655	03/16/2021	
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	United States	Pending	17/719,295	4/12/2022	
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	United States	Pending	17/419,883	06/30/2021	
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	United States	Pending	17/021,789	09/15/2020	
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	PCT	Pending	PCT/US20/50895	09/15/2020	
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	United States	Pending	17/770,987	4/21/2022	
BONE GRAFT DELIVERY SYSTEM AND METHOD FOR USING SAME	EPO	Pending	20866326.0	9/15/2020	
BONE GRAFT DELIVERY TOOL	United States	Patented Case	29/453,829	5/3/2013	D723,682
BONE GRAFT DELIVERY TOOL	Canada	Patented Case	153952	11/01/2013	153952
BONE GRAFT DELIVERY TOOL	EUIPO	Patented Case	002337022	10/31/2013	002337022-0001
BONE GRAFT DELIVERY TOOL	EUIPO	Patented Case	002337022	10/31/2013	002337022-0002
BONE GRAFT DELIVERY TOOL	Japan	Patented Case	2013-25835	11/05/2013	1497585
BONE GRAFT DELIVERY TOOL	United States	Patented Case	29/542,927	10/19/2015	D797,290
DEVICES AND METHODS FOR PREPARING AN INTERVERTEBRAL WORKSPACE	United States	Patented Case	13/168,611	06/24/2011	9247943
DEVICES AND METHODS FOR PREPARING AN INTERVERTEBRAL WORKSPACE	United States	Patented Case	15/010,611	01/29/2016	9826988
EXPANDABLE FUSION CAGE	United States	Patented Case	29/506,748	10/20/2014	D750,249
FUSION CAGE	United States	Patented Case	29/532,670	7/9/2015	D789,539
FUSION CAGE WITH COMBINED BIOLOGICAL DELIVERY SYSTEM	United States	Patented Case	14/088,148	11/22/2013	8709088
FUSION CAGE WITH COMBINED BIOLOGICAL DELIVERY SYSTEM	United States	Patented Case	14/263,963	04/28/2014	9186193
FUSION CAGE WITH COMBINED BIOLOGICAL DELIVERY SYSTEM	Germany	Patented Case	602011048911.9	09/20/2011	2618753
FUSION CAGE WITH COMBINED BIOLOGICAL DELIVERY SYSTEM	Spain	Patented Case	11827323.4	09/20/2011	2618753

FUSION CAGE WITH COMBINED BIOLOGICAL DELIVERY SYSTEM	France	Patented Case	11827323.4	09/20/2011	2618753
FUSION CAGE WITH COMBINED BIOLOGICAL DELIVERY SYSTEM	United Kingdom	Patented Case	11827323.4	09/20/2011	2618753
FUSION CAGE WITH COMBINED BIOLOGICAL DELIVERY SYSTEM	Hong Kong	Patented Case	14100999.5	09/20/2011	HK1188101
FUSION CAGE WITH COMBINED BIOLOGICAL DELIVERY SYSTEM	United States	Patented Case	13/367,295	02/06/2012	9060877
FUSION CAGE WITH COMBINED BIOLOGICAL DELIVERY SYSTEM	United States	Patented Case	13/714,971	12/14/2012	9173694
IMPLANT SYSTEM, INSERTER ASSEMBLY, METHODS AND KIT	United States	Pending	63/271,281	10/25/2021	
IMPLANT SYSTEM, INSERTER ASSEMBLY, METHODS AND KIT	United States	Pending	63/271,281	11/3/2021	
SPINAL DISTRACTION INSTRUMENT	United States	Patented Case	29/415,847	03/14/2012	D667542
SPINAL DISTRACTION INSTRUMENT	United States	Patented Case	29/433,403	9/28/2012	D696,399
SPINAL FUSION CAGE SYSTEM WITH INSERTER	United States	Patented Case	14/461,682	08/18/2014	9439782
SPINAL FUSION CAGE SYSTEM WITH INSERTER	United States	Patented Case	15/261,287	09/09/2016	10179054
SPINAL FUSION CAGE SYSTEM WITH INSERTER	United States	Patented Case	16/248,269	01/15/2019	11129730
SPINAL FUSION CAGE SYSTEM WITH INSERTER	United States	Pending	17/409,119	08/23/2021	
SURGICAL INSTRUMENT	United States	Pending	63/247,256	09/22/2021	
TOOLS AND METHODS FOR SPINAL FUSION	United States	Patented Case	13/277,272	10/20/2011	8277510
TOOLS FOR SPINAL SURGERY	United States	Pending	17/049,545	10/21/2020	

Competition

We aim to compete with large, diversified orthopedic companies, including Medtronic, DePuy Synthes (Johnson &Johnson Medical Devices), Stryker, Globus, and Nuvasive. We also aim to compete with smaller spine-focused companies, including Orthofix Medical, Inc., Alphatec Holdings, Inc. and RTI Surgical Holdings, Inc. Our ability to compete successfully will depend on our ability to develop proprietary products and technologies that reach the market in a timely manner, that are cost effective and that are safe and effective.

Governmental/Regulatory Approval and Compliance

Our business has been, and will continue to be, subject to various laws, rules, and regulations governing the healthcare industry, which may include, without limitation, laws, rules, and/or regulations promulgated or enforced by the U.S. Food and Drug Administration, the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, the U.S. Department of Health and Human Services Office of Inspector General, and state agencies which regulate healthcare and the practice of medicine or marketing of healthcare services. Our business is also subject to various state and federal laws concerning the privacy and security of health-related data, including, without limitation, the Health Insurance Portability and Accountability Act (HIPAA). Further, our business is subject to laws, rules, and regulations concerning the prevention of fraud and abuse in the healthcare industry, including, without limitation, the Stark Law (42 U.S.C. 1395nn), the federal Anti-Kickback Statute (42 U.S.C. 1320a-7b), and similar anti-fraud and anti-abuse laws which are in place at the state and local levels. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 999 Driver Way, Incline Village, NV 89451, USA.

We conduct business majorly in Nevada.

DIRECTORS & OFFICERS

Directors Of The Company

Jeffrey Kleiner, MD, Chairman of the Board   **Dates of Board Service: May 2019 - Present**

Dr. Kleiner graduated with honors from Stanford University in 1978 and then obtained his Doctor of Medicine from the University of Colorado medical school in 1983 where he earned Alpha Omega Alpha honors. Dr. Kleiner completed his surgical internship at Rush University Medical Center in Chicago in 1984, and his residency and NIH postdoctoral fellowship at the University of California at San Diego in 1990. Upon returning to Colorado in 1991, Dr. Kleiner specialized in adult and pediatric reconstructive spinal surgery at the Colorado Spine Center and University of Colorado. During 25+ years of practice he performed more than 6,000 spinal surgeries, until retiring in 2016 to focus on Kleiner Device Labs. Dr. Kleiner is board certified by the American Board of Orthopaedic Surgery and American Board of Spinal Surgery.

Dr. Kleiner's Business Experience for the Last Three Years
    Employer: Kleiner Device Labs
    Employer's Principal Business: Medical device company
    Title: CEO, President, Chief Medical Officer and Chairman of the Board
    Dates of Service: March 2013 - Present
    Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

    Education: B.S. in Biology, with honors from Stanford University; M.D. with honors, AOA from University of Colorado.

Harris Kirschner, Director   **Dates of Board Service: May 2019 – Present**

Mr. Kirschner has served as the Chief Financial Officer, Secretary and Operations Manager since the inception of our Company and a Director since May 2019. He has filled many of the operational and management roles. He is responsible for the financial sustainability of the company and has relied upon disciplined economic platform. He has coordinated the contractual arrangements with partners, contractors, and has supervised investor relations, planning/budgeting/forecasting, general management, and day-to-day transactions of the company. He helped raise over $1.3 million through networks and the Sierra Angels of Incline Village for KDL. Since June 2010, he has also served as a Partner at 3rd Creek Investments, an investment advisory firm based in Incline Village, Nevada.

Mr. Kirschner's Business Experience for the Last Three Years
    Employer: Kleiner Device Labs
    Employer's Principal Business: Medical device company
    Title: Chief Financial Officer and Director
    Dates of Service: March 2013 - Present

Responsibilities: Mr. Kirschner runs operations from bookkeeping, filing tax returns, A/R, A/P, inventory management, setting up financial arrangements with partners and contractors, investor relations, planning/budgeting/forecasting, general management, and responsibility for the day-to-day transactions of the company.

Employer: 3rd Creek Investments
Employer's Principal Business: Financial advisory services
Title: Partner
Dates of Service: June 2010 - Present
Responsibilities: As a Partner, Mr. Kirschner helped raise assets under management from $35 million in 2010 to over $110 million. He also assists with several startups with raising capital, forming a company, and serving as the initial CFO. He completed hundreds of hours of audits, reviews, and compilations, prepared and reviewed hundreds of tax returns for individuals, businesses, estates, and foundations and served on the board for 3rd Creek Foundation.

Education: BSBA, major in finance, minor in economics and international studies from University of Denver, Daniels College of Business.

Daniel Murray, Director   **Dates of Board Service: May 2019 - Present**

Mr. Murray has over 35 years of finance and operational experience in a broad range of medical device and technology companies, from small start-up organizations to large, multinational, public corporations. He was Chief Operating Officer and Chief Financial Officer of SI-BONE, Inc., a minimally invasive sacroiliac joint surgery company, where he drove commercialization of the iFuse Implant System from zero to over 16,000 procedures and over $150 million of cumulative revenue in five years. Prior to that, he was the Corporate Controller for St. Francis Medical Technologies, and was instrumental in the $725 million acquisition of St. Francis by Kyphon Inc. Mr. Murray has served as a member of our board of directors since May 2019. His deep industry knowledge and executive oversight has added immediate value and a reliable resource business decision.

Mr. Murray's Business Experience for the Last Three Years
Employer: Kleiner Device Labs
Employer's Principal Business: Medical device company
Title: Director
Dates of Service: May 2019 - Present
Responsibilities: Mr. Murray Mr. Murray joined the board of directors in May 2019. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Moximed, Inc.
Employer's Principal Business: Medical device company
Title: Consulting Chief Financial Officer
Dates of Service: November 2016 - Present
Responsibilities: Mr. Murray is responsible for all aspects of finance and accounting.

Education: Master of Business Administration from University of Texas at Austin.

Stewart Peabody, Director   **Dates of Board Service: May 2019 – Present**

Mr. Peabody has served as the Vice President of Finance for our Company since June of 2021, and as a member of our board of directors since May 2019. He also has served as Second Vice President for Business Unit Financial Analysis at Northern Trust, a corporate financial management company in Chicago from November 2016 to February 2019. Mr. Peabody has developed his role as head of investor relations, has served as the editor for the KDL biannual report, and secretary for the KDL board meetings.

Mr. Peabody's Business Experience for the Last Three Years

Employer: Kleiner Device Labs
Employer's Principal Business: Medical device company
Title: Vice President of Finance and Director
Dates of Service: May 2019 - Present
Responsibilities: Mr. Peabody is responsible for investor relations.

Employer: Northern Trust
Employer's Principal Business: Corporate Financing Management
Title: Second Vice President – Business Unit Financial Analysis
Dates of Service: November 2016 – February 2019.
Responsibilities: Mr. Peabody is responsible for conducting and documenting complex financial analysis projects for a global busines unit.

Education: BSBA, major in finance, minor in economics from University of Denver, Daniels College of Business.

Scott Minick, Director   **Dates of Board Service: May 2019 – Present**

Mr. Minick has served as a member of our board of directors since May 2019. He also has served as the Venture Partner for ARCH Venture Partners, a corporate financial management company in San Francisco since 1998. Mr. Minick has helped to lead the KDL board of directors which has relied upon him as an invaluable and experienced resource in the business world. His real-life experience in the boardroom of large and successful companies has translated into a disciplined and no-nonsense approach to the way that KDL conducts itself.

Mr. Minick's Business Experience for the Last Three Years
Employer: Kleiner Device Labs
Employer's Principal Business: Medical device company
Title: Director
Dates of Service: May 2019 - Present
Responsibilities: Mr. Minick provides governance through his role on the board.

Employer: StrongHolt
Employer's Principal Business: biotechnology company that seeks to cure Duchenne Muscular Dystrophy
Title: Chief Executive Officer; Member, Board of Directors
Dates of Service: 2016 – Present
Responsibilities: Mr. Minick helps to demonstrated in preclinical models the ability to treat this fatal disease using gene therapy.

Employer: Aira Tech Corp
Employer's Principal Business: leading developer of remote assistance technology
Title: Executive Chairman; Member, Board of Directors
Dates of Service: 2016 – 2020
Responsibilities: Mr. Minick worked with the Board, CEO and management team to develop and execute strategic plan, raise capital and develop strategic partnerships.

Employer: ARCH Venture Partners
Employer's Principal Business: venture capital firm
Title: Currently Venture Partner; formerly Managing Director until 2010
Dates of Service: 1998 – Present
Responsibilities: Mr. Minick has served as an advisor to numerous academic institutions, medical centers and national research labs on technology transfer and company formation.

Education: MBA degree awarded with concentration in Marketing and Finance from Northwestern University Graduate School of Management; Bachelor of Arts degree awarded with honors in Biology and Psychology from the University of California, San Diego; and postgraduate training in neurobiology at the Salk Institute.

OFFICERS OF THE COMPANY

Jeffrey Kleiner, MD, Founder, Chief Executive Officer, President, Chief Medical Officer
See "Directors of the Company" section above.

Harris Kirschner, Chief Financial Officer, Secretary and Operations Manager
See "Directors of the Company" section above.

Stewart Peabody, VP of Finance
See "Directors of the Company" section above.

Konstantin Caploon, Esq., Chief Legal Officer

Mr. Caploon has over 20 years of experience as an attorney, specializing in Intellectual Property. Before forming his own law firm, Corner Counsel in 2015, he was the General Counsel for Biomet Bone Healing, an electrical bone growth stimulation business, and head of Intellectual Property for several of Biomet's other global businesses. Prior to obtaining his law degree from Seton Hall in 2001, Mr. Caploon spent 3 years working as an engineer in the medical device space, which gives him a uniquely valuable perspective as an IP attorney. Mr. Caploon joined KDL in December of 2019, leveraging many facets of his professional background to guide the firm's Intellectual Property, legal, and strategic concerns. His unique and extensive mix of experience in the Intellectual Property and Medical Device industries makes him ideally suited to add value to our company.

Mr. Caploon's Business Experience for the Last Three Years
Employer: Kleiner Device Labs
Company's Principal Business: Medical device company
Title: Chief Legal Officer
Dates of Service: December 2019 to present
Responsibilities: Mr. Caploon helps to manage the general legal matters of the company.

Employer: Corner Counsel
Employer's Principal Business: Legal practice
Title: CEO
Dates of Service: February 2015 to present
Responsibilities: Mr. Caploon addresses operations, finance, HR, insurance and business development as the CEO and provides intellectual property and business law-related legal services to corporate and individual clients as attorney.

Employer: Loon Capital Group
Employer's Principal Business: Angel investor services
Title: Founding Member
Dates of Service: July 2015 to December 2019
Responsibilities: Mr. Caploon provided consultative services to healthcare innovators to increase the value of their innovations, brought them to industry partners, and negotiated licensing and acquisition transactions.

Education: Juris Doctorate from University of Seton Hall Law School; Master of Science in Biomedical Engineering from New Jersey Institute of Technology; and Bachelor of Science in Mechanical Engineering from New Jersey Institute of Technology.

Alan Burkholder, Chief Technology Officer and Lead Product Development Engineer

Mr. Burkholder has been working in spine product development for the last 13 years, during which time he served as Director of new product development for Zimmer Biomet Spine. He started his engineering career over 20 years ago at Energizer Battery Company working on high-speed production equipment design. Mr. Burkholder graduated from Case Western Reserve University with an MS and BS in Mechanical engineering and from Goshen College with a BA in Physics. Mr. Burkholder has served as our Chief Technology Officer since August 2019. He has been working with Dr. Kleiner and Dr. Causey over the past 2 years on the development of the KG™2 flow-through fusion system scheduled for FDA submission March 2021 and a Q2 2021 alpha launch.

Mr. Burkholder's Business Experience for the Last Three Years

Employer: Kleiner Device Labs
Employer's Principal Business: Medical device company
Title: Chief Technology Officer and Lead Product Development Engineer
Dates of Service: August 2019 to present
Responsibilities: Mr. Burkholder leads the design and engineering team for KG™2, the KDL flow-through fusion implant system. He has spearheaded the plans for the Q2 2021 alpha launch of the KG™2 product and the development of the KDL endplate preparation tool, DragonTail. Mr. Burkholder has vetted and organized contract engineers to assist with the development and prototyping of the KDL pipeline of spinal surgical devices.

Employer: Devise
Employer's Principal Business: Engineering and design company with a focus on medical device development
Title: President
Dates of Service: February 2016 – August 2019
Responsibilities: Mr. Burkholder provided all aspects of product development including concept generation, design controls, FDA submissions, and product launches.

Education: M.S. Mechanical Engineering from Case Western Reserve University.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

<u>Risks Related to the Company</u>

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were originally formed in Colorado as a limited liability company under the name of Spinal Surgical Strategies, LLC on March 18, 2013. On May 30, 2014, Spinal Surgical Strategies, LLC was re-domesticated from Colorado to

Nevada under the same name and subsequently converted to a Nevada corporation, effective as of November 5, 2020. We have limited operations and no operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of designing, developing and commercializing medical device. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

Our Company has a history of incurring losses.

We have a history of incurring losses and we incurred net losses of -$1,291,034 and -$1,570,970 for the years ended December 31, 2021 and 2020, respectively. The extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. We expect our capital outlays and operating expenditures to remain constant for the foreseeable future as we continue to focus on research and development and new product development, patent portfolio maintenance and business development. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

Our products may never achieve significant market acceptance.

We may expend substantial funds and management effort on the development and commercializing of our Kleiner Device Labs KG™ System with no assurance that we will be successful in selling our products. Our ability to enter into distribution arrangements to successfully sell our products will depend significantly on the perception that our products can reduce patient risk and improve medical outcomes, and that our products are superior to existing tests. Our business could also be adversely affected if we expend money without any return. At present, we rely solely on the sales of our KG™1 to generate revenue, and we expect to generate substantially all of our revenue in the foreseeable future from sales of other products in the KG™ system. In order to successfully commercialize our products, we will need to continue to expand our sales and marketing efforts to strengthen existing relationships and develop new relationships with distributors and surgeons, obtain regulatory clearances or approvals for our existing products in additional markets, design, develop, obtain regulatory clearances or approvals and commercialize future potential products and achieve and maintain compliance with all applicable regulatory requirements. If we fail to successfully commercialize our products, we may never receive a return on the substantial investments that we have made in product development, sales and marketing, regulatory compliance, quality assurance, as well as further investments we intend to make, which would have a material adverse effect on our business, financial condition and results of operations.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

In order for our Company to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jeffrey Kleiner, who is the CEO and Chief Medical Officer, and Harris Kirschner, who is the CFO and Secretary, and Konstantin Caploon, who is the Chief Legal Officer and Treasurer of the Company. The loss of Jeffrey Kleiner, Harris Kirschner and Konstantin Caploon or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with most of our future sales being expected to come from the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

We are subject to numerous governmental regulations which can increase our costs of developing our KG™1 Technology and products based on this technology.

Our products may be subject to rigorous regulation by the FDA, Health Care and numerous international, supranational, federal, and state authorities. The process of obtaining regulatory approvals to market a medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, our products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs. In addition, no assurance can be given that we will remain in compliance with applicable FDA, Health Care and other regulatory requirements once approval or marketing authorization has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns.

We lack published long-term data supporting superior clinical outcomes enabled by our products or technologies, which could negatively impact our sales, and we may not generate sufficient revenue to achieve and sustain profitability.

Our products are regulated as medical devices by the U.S. Food and Drug Administration (the "FDA") and substantially all have received premarket clearance under Section 510(k) of the U.S. Federal Drug and Cosmetic Act (the "FDCA"). In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is "substantially equivalent" to a legally-marketed "predicate" device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved premarket approval (the "PMA") application and later down-classified, or a 510(k)-exempt device. This process is typically shorter and generally requires the submission of less supporting documentation than the FDA's PMA process and does not always require clinical studies.

Given the foregoing regulatory regime applicable to us, we lack the breadth of published long-term clinical data supporting the safety and efficacy of our products and technologies. For these reasons, surgeons may be slow to, or may not, adopt our products because we lack published long-term data supporting superior clinical outcomes enabled by our products or technologies as compared to our competitors. Additionally, future patient studies or clinical experience may not support our belief that treatment with our products improves patient outcomes. Given this, our sales could be negatively impacted and we may not generate sufficient revenue to achieve and sustain profitability.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and KDL's patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on issued United States patents and most foreign patent applications and patents must be paid to the U.S. Patent and Trademark Office, or USPTO, and foreign patent agencies, respectively, in order to maintain such patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application, examination and issuance processes. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product or product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market. We face competition from large, well established medical device manufacturers and pharmaceutical companies in the market for spine surgery. Many of these companies are very well accepted by health practitioners and have significant resources, and we may not be able to compete effectively.

Our KG™1 product faces unique groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in each application and market. The market for minimally invasive surgery medical device is intensely competitive, subject to rapid change and significantly affected by new product introductions. Large pharmaceutical and medical device companies, such as Medtronic, DePuy Synthes (Johnson &Johnson Medical Devices), Stryker, Globus, and Nuvasive are in our competitive space. These competitors' products are well accepted by health practitioners and patients, and present the competitive challenge for market entry and penetration.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The medical device industry is characterized by patent litigation and we could become subject to litigation which could be costly, result in the diversion of management's time and efforts and require us to pay damages.

The medical device industry is characterized by patent litigation and we could become subject to litigation which could be costly, result in the diversion of management's time and efforts and require us to pay damages.

The medical device industry is characterized by a large number of patents, frequent litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our product, its components or the methods we employ in the use of our system are covered by U.S. or foreign patents held by them. In addition, they may claim that their patents have priority over ours because their patents were filed or issued first. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our product may infringe. There could also be existing patents that one or more components of our system may inadvertently be infringing, of which we are unaware. As the number of participants in the market for spine disorder treatments grows, the possibility of patent infringement claims against us increases.

Any litigation or claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our system to avoid infringement.

If we are unable to persuade hospitals, ambulatory surgery centers and other healthcare facilities to approve the use of our products, our sales may decrease.

In order for surgeons to use our products at hospitals, ambulatory surgery centers and other healthcare facilities, we are often required to obtain approval from those hospitals, ambulatory surgery centers and healthcare facilities. Typically, hospitals, ambulatory surgery centers and healthcare facilities review the comparative effectiveness and cost of products used in the facility. The makeup and evaluation processes for healthcare facilities vary considerably, and it can be a lengthy, costly and time-consuming effort to obtain approval by the relevant healthcare facilities. Additionally, hospitals, ambulatory surgery centers and other healthcare facilities, which manage purchasing for multiple facilities, may also require us to enter into a purchase agreement and satisfy numerous elements of their administrative procurement process, which can also be a lengthy, costly, and time-consuming effort. If we do not obtain access to hospitals, ambulatory surgery centers and other healthcare facilities in a timely manner, or at all, via their approvals or purchase contract processes, or otherwise, or if we are unable to obtain approvals or secure contracts in a timely manner, or at all, our operating costs will increase, our sales may decrease and our operating results may be adversely affected. Furthermore, we may expend significant efforts on these costly and time-consuming processes but may not be able to obtain necessary approvals or secure a purchase contract from such hospitals, ambulatory surgery centers and other healthcare facilities.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we will in the future rely on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

If the coverage and reimbursements for procedures using our products are inadequate or if payments are denied altogether, adoption and use of our products and the prices paid for our products may decline, which could have a material adverse effect on our business, financial condition or results of operations.

Adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs, for procedures using our products is central to the acceptance and adoption of our existing and future products and technologies. Hospitals, healthcare facilities, surgeons and other healthcare providers that purchase and use our products generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures using our products. If third-party payors reduce their current levels of payment, if our costs of production increase faster than increases in reimbursement levels or if third-party payors deny reimbursement for our products, our products and technologies may not be adopted or accepted by the hospitals, healthcare facilities, surgeons or other healthcare providers and the prices paid for our products may decline, which could have a material adverse effect on our business, financial condition or results of operations.

When procedures using our products are performed, both the surgeon or other healthcare provider and the hospital or healthcare facility submit claims for reimbursement to the third-party payor. Generally, the hospital or healthcare facility obtains a lump sum payment, or facility fee, for spine surgery procedures. Our products are purchased by the hospital or healthcare facility, along with other supplies used in the procedure. The hospital or healthcare facility must also pay for its own fixed costs of operation, including certain operating room personnel involved in the procedure. If the costs associated with our products, the supplies and other fixed costs exceed the facility fee reimbursement, the managers of hospitals and healthcare facilities may discourage or restrict surgeons and other healthcare providers from performing procedures using our products or technologies in their facilities or use certain of our products or technologies. While we believe that the facility fee reimbursement is generally adequate for the facilities to offer procedures using our products, there can be no guarantee that the facility fee reimbursement will not decline in the future or be denied altogether. The number of procedures using our products performed and the prices paid for our products may decline in the future if payments to facilities for spine surgery procedures decline or are denied altogether.

Additionally, market acceptance of our products and technologies in foreign markets may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. We may not obtain additional international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

If the quality of our products and technologies does not meet the expectations of surgeons or patients, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products and technologies, as well as defects in third-party components or materials used in our products. Furthermore, a malfunction in one or more of our products may not be detected for an extended period of time, which may result in delay or failure to remedy the condition for which the product was prescribed. Although we have established internal procedures to minimize risks that may arise from quality issues, we may be unable to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products and technologies does not meet the expectations of surgeons or patients, then our brand and reputation could suffer and our business could be adversely impacted.

Changes in the manufacturing methods and configurations of our products in development may result in additional costs or delay, which could have a material adverse effect on our business, financial condition and results of operations.

As we modify existing products and develop new products through pre-clinical testing and clinical trials towards clearance or approval and commercialization, we may alter manufacturing methods and configurations of the products along the way in an effort to optimize processes and results. Any changes we make carry the risk that they will not achieve the intended objectives and instead could result in unforeseen adverse events or have undesirable effects that impact the results of any clinical trials conducted with the altered products. Such changes may also require additional testing, regulatory notification or regulatory approval, which could delay completion of pre-clinical testing or clinical trials, increase costs, delay approval of our future products and jeopardize our ability to commence or maintain sales and generate revenue as expected, all of which could have a material adverse effect on our business, financial condition and results of operations.

We may pursue additional opportunities to acquire complementary businesses, which could dilute our shareholders' ownership interests, incur expenditure and have uncertain returns.

We may seek to expand through future acquisitions of either companies or properties, however, there can be no assurance that we will locate attractive acquisition candidates, or that we will be able to acquire such candidates on economically acceptable terms, if at all, or that we will not be restricted from completing acquisitions pursuant to contractual arrangements. Future acquisitions may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business or may involve significant issuances of equity. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees' attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things:

- difficulty assimilating or integrating acquired or licensed technologies, products, employees or business operations;

- issues maintaining uniform standards, procedures, controls and policies;

- unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

- diversion of management's attention from our core business and disruption of ongoing operations;

- adverse effects on existing business relationships with suppliers, distributors, healthcare facilities, surgeons and other healthcare providers;

- risks associated with entering new markets in which we have limited or no experience;

- potential losses related to investments in other companies;

- potential loss of key employees of acquired businesses; and

- increased legal and accounting compliance costs.

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fails to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

Our business, results of operations and financial condition may be adversely affected by public health epidemics, including the coronavirus or COVID-19.

Our business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. In December 2019, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, was reported to have surfaced in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, on March 12, 2020, the World Health Organization declared the outbreak a pandemic and on March 13, 2020 the U.S. declared that the COVID-19 outbreak in the United States constitutes a national emergency. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which COVID-19 will impact our business is uncertain and these factors are beyond our control; however, it is possible that COVID-19 may have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder*	No. and Class of Securities Now Held	% of Voting Power
Jeffrey Kleiner	3,200,000 Shares of Common Stock	54.5 %

Capitalization

Our authorized capital stock consists of 400,000,000 shares of common stock, $0.0001 par value per share ("Common Stock") and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share ("Preferred Stock"). The Company designated 2,365 shares of blank check preferred stock as Series A Preferred Stock, which the preferences and relative and other rights, and the qualifications, limitations or restrictions thereof, are set forth in the certificate of incorporation filed with the Secretary of the State of the State of Nevada on November 5, 2020. As of the date of this annual report, a total of 6,128,048 shares of common stock and 2,365 shares of Series A Preferred Stock are issued and outstanding, and excludes:

- 740,000 shares of common stock issuable upon the exercise of outstanding stock options at an exercise price of $2.00 per share; and

- 5,000,000 shares of additional common stock that are reserved for future issuance under our 2020 Stock Incentive Plan.

The indebtedness of the Company

The debts of the issuer are $750,100.37 loan from our CEO, Jeffrey Kleiner and an $11,695.78 fixed asset loan to US Bank.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Jeffrey Kleiner	$ 1,869,571[1]	6 %	On Demand
US Bank	$ 4,687[2]	4.24 %	January 7, 2023

(1) As of April 28, 2022
(2) As of April 17, 2022

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Operations

Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs is a development stage company with minimal operating history and minimal revenues to date. We expect to continue to generate revenue through selling our products to hospitals, surgery centers, distributors, or other medical companies. Our products are used in lumbar spinal fusions. We currently have one product in the market that has an ASP (average selling price) of $325. It is a disposable, single use item. We estimate that there are about 400,000 lumbar spine fusions annually in the US and growing at 5% a year.

The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following:

- We identified 10 surgical sites with surgeons who utilize different approaches for our alpha launch which is expected to begin in June, 2022.
- We received KG™2 to 510(k) clearance.
- We plan to keep developing our KG™3.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, repay loans, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

We offered up to 305,714 shares of our common stock through the sale of our common stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated May 5, 2021. We are authorized to issue 400,000,000 shares of common stock, $0.0001 par value per share. As of the date of this annual report, a total of 5,871,760 shares of common stock are issued and outstanding, and excludes:

- 740,000 shares of common stock issuable upon the exercise of outstanding stock options at an exercise price of $2.00 per share; and

- 5,000,000 shares of additional common stock that are reserved for future issuance under our 2020 Stock Incentive Plan.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Series A Preferred Stock

We designated of 2,365 shares of blank check preferred stock as Series A Preferred Stock, each share having a par value of $0.0001. 2,365 shares of Series A Preferred Stock are issued and outstanding to date.

Restricted Stock

We issued restricted stock to our directors and advisors through restricted stock purchase agreements. As of the date of this offering statement, 444,214 shares of restricted stock were vested and 264,620 shares of common stock are yet to vest. The vesting schedule of the restricted stock are:

Name	Number of Restricted Stock	Vesting Schedule
Participant A*	312,500	112,500 restricted shares vested upon the execution of the Restricted Stock Award Agreement; 160 restricted shares shall vest per hour of unbilled services performed by Participant A commencing January 1, 2021.
Participant B*	60,000	10,000 restricted shares vested upon the execution of the Restricted Stock Award Agreement; 75 restricted shares shall vest per hour of unbilled services performed by Participant B commencing January 1, 2021.
Participant C*	195,000	75 restricted shares shall vest per hour of unbilled services performed by Participant C commencing January 1, 2021.
Participant	50,000	Fully Vested

D*		
Participant E*	25,000	5,000 restricted shares shall vest on the first day of each year for five years.
Participant F*	28,000	The restricted shares will vest in equal installment of 1,167 shares monthly and all shares will be fully vested on June 1, 2021.
Participant G*	8,334	The restricted shares are fully vested
Participant H*	30,000	The restricted shares will vest in equal installment monthly over 36 months (833 shares per month) and will be fully vested on February 28, 2024.

* The restricted stockholders each holds less than 20% of shares of common stock on a fully diluted basis.

Stock Options

In November 2020, our Board of Directors adopted the Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs 2020 Equity Incentive Plan (the "Stock Plan"). The Stock Plan provides for the grant of equity awards to our directors and certain key consultants, including stock options to purchase shares of our common stock and stock awards. Up to 740,000 shares of our common stock may be issued pursuant to awards granted under the Stock Plan, with annual increases based on the terms of the plan document, subject to adjustment in the event of stock splits and other similar events. The Stock Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of the date of this offering statement, 740,000 shares of stock options were vested.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Jeffrey Kleiner	CEO and Director	Loan	$91,167

Conflicts of Interest

The Company has not engaged in any known transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached reviewed 2020 financials and unaudited and unreviewed 2021 financial statements are true and complete in all material respects.

/s/ Jeffrey Kleiner
_____
(Signature)

Jeffrey Kleiner
_____
(Name)

CEO, President and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeffrey Kleiner
_____
(Signature)

Jeffrey Kleiner
_____
(Name)

CEO, President and Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/ Harris Kirshner
_____
(Signature)

Harris Kirshner
_____
(Name)

CFO, Secretary and Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/ Stewart Peabody
_____
(Signature)

Stewart Peabody
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

I, Jeffrey Kleiner, being the CEO, President and Director of Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs, a Nevada corporation (the "Company"), hereby certifies as of this date that: (1) the financial statements of the issuer included in this Form C-AR are true and complete in all material respects; and (2) the tax return information of the issuer included in this Form C-AR reflects accurately the information reported on the tax return for the issuer filed for the fiscal year ended December 31, 2021.

/s/ Jeffrey Kleiner
_____
(Signature)

Jeffrey Kleiner
_____
(Name)

CEO, President and Director
_____
(Title)

April 29, 2022
_____
(Date)

EXHIBITS

Exhibit A   Reviewed 2020 Financials and Unaudited and Unreviewed 2021 Financial Statements

EXHIBIT A

Reviewed 2020 Financials and Unaudited and Unreviewed 2021 Financial Statements

Spinal Surgical Strategies, Inc.
Balance Sheets

		December 31, 2021		December 31, 2020
Assets				
Current assets:				
Cash	$	40,075	$	140,141
Accounts receivable, net		4,848		6,920
Inventory		668,460		83,833
Prepaid and other current assets		54,356		66,267
Total current assets		767,739		297,161
Property and equipment, net		242,477		288,655
Total Assets	$	1,010,216	$	585,816
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable and accrued liabilities	$	188,985	$	314,087
Loan payable - current		6,722		5,943
Due to related parties		1,308,403		347,999
Accrued interest - related parties		58,201		2,138
Accrued dividend		167,691		24,425
Total Current liabilities		1,730,002		694,592
Loan payable		-		6,724
Total liabilities		1,730,002		701,316
Preferred stock, $0.0001 par value, 100,000,000 blank check preferred stock authorized; Series A Redeemable Preferred Stock, 2,365 shares designated $0.0001 par value: 2,365 and 0 shares issued and outstanding, respectively		2,365,000		2,365,000
Stockholders' Deficit:				
Common stock, $0.0001 par value, 400,000,000 shares authorized; 6,055,223 annd 7,168,750 shares issued and outstanding, respectively		605		717
Additional paid-in capital		2,348,540		1,518,414
Accumulated deficit		(5,433,931)		(3,999,631)
Total Stockholders' Deficit		(3,084,786)		(2,480,500)
Total Liabilities and Stockholders' Deficit	$	1,010,216	$	585,816
		-		-
Working Capital		(962,263)		(397,431)

Spinal Surgical Strategies, Inc.
Consolidated Statements of Operations

		Years Ended December 31,		
		2021		**2020**
Revenue	$	35,899	$	43,333
Cost of goods sold		3,957		8,454
Gross profit		31,942		34,879
Operating expenses:				
Selling, general and administrative		389,882		354,418
Professional fees		89,075		185,627
Research and development		778,829		1,014,951
Total operating expenses		1,257,786		1,554,996
Loss from operations		(1,225,844)		(1,520,117)
Other income (expense):				
Interest expense		(65,194)		(50,861)
Interest income		4		8
Total other income		(65,190)		(50,853)
Loss before income taxes		(1,291,034)		(1,570,970)
Income tax provision (recovery)		-		-
Net loss	$	(1,291,034)	$	(1,570,970)
Dividend on Series A Preferred Stock		(143,266)		(24,425)
Net income (loss) attributable to common stockholders	$	(1,434,300)	$	(1,595,395)
Net loss per common A share: Basic and Diluted	$	(0.34)	$	(0.32)
Weighted average number of common A shares outstanding: Basic and Diluted		3,746,292		4,947,255

The accompanying notes are an integral part of these consolidated financial statements.

SPINAL SURGICAL STRATEGIES, INC.
Statements of Cash Flows

| | Years Ended December 31, | |
	2021	2020
Cash Flows from Operating Activities		
Net loss	$ (1,291,034)	(1,570,970)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	146,529	202,633
Depreciation	46,179	16,824
Operating expenses paid by related parties	-	-
Changes in operating assets and liabilities:		
Accounts receivable	-	2,611
Inventories	-	(63,729)
Prepaid and other current assets	-	(35,417)
Accounts payable and accrued liabilities	-	296,579
Accrued interest - related parties	-	30,833
Net cash used in operating activities	(1,098,326)	(1,120,636)
Cash Flows from Investing Activities		
Purchase of property and equipment	-	(255,315)
Net cash used in investing activities	-	(255,315)
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	-	-
Proceeds from exercise of option	950	4,375
Proceeds from loans payable	-	(5,696)
Repayment of loans payable	-	-
Proceeds from related parties	-	1,344,000
Repayment to related parties	-	-
Net cash provided by financing activities	950	1,342,679
Net change in cash and cash equivalents	(1,097,376)	(33,272)
Cash and cash equivalents - beginning of period	140,141	173,413
Cash and cash equivalents - end of period	$ (957,235)	$ 140,141
Supplemental cash flow disclosures:		
Cash paid for interest	$ 18,824	$ 18,824
Cash paid for income taxes	$ -	$ -
Non-cash investing and financing activity:		
Series A Preferred Stock issued for settlement of debt	$ -	$ 2,365,000
Promissory note for cancellation of common shares	$ -	$ 500,000
Receivable from exercise of option	$ -	$ 1,800
Common shares issued to settle related party note payable	$	$
Common shares issued for digital currency	$	$
Common shares issued for acquisition of real property	$	$
Common Shares issued for purchase of asset	$	$
Purchase of property and equipment from related party	$	$

		December 31, 2021		December 31, 2020
Prepaid expense	$	12,811	$	64,467
Receivable of exercised option		41,545		1,800
	$	54,356	$	66,267

-   -

		December 31, 2021		December 31, 2020
Finished goods	$	10,419	$	5,621
Work in progress		657,474		13,480
Raw Material		568		1,003
	$	668,460	$	20,104

Property and equipment

		December 31, 2021		December 31, 2020
Cost:				
Molds and equipment	$	376,025	$	376,025
Furniture and fittings		5,745		5,745
		381,770		381,770
Less: accumulated depreciation		(139,293)		(93,115)
Property and equipment, net	$	242,477	$	288,655

-   -

AP and accrued liability

		December 31, 2021		December 31, 2020
Trade payable	$	28,482	$	256,806
Credit card		160,503		57,281
Other liability		-		-
	$	188,985	$	314,087

-   -

Loans payable

	December 31, 2021		December 31, 2020	
Loan dated in January 2018		6,722		12,667
	$	6,722	$	12,667
Current	$	6,722	$	5,943
Non-current	$	779	$	6,724
		-		-
				-

	December 31, 2021		December 31, 2020	
Line of credit - CEO	$	-	$	-
Loan from CEO		1,308,403		347,999
	$	1,308,403	$	347,999

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Independent Accountant's Review Report

To the Board of Directors and Stockholders
Spinal Surgical Strategies, Inc. (dba Kleiner Device Labs)
Village Nevada, Nevada

We have reviewed the accompanying financial statements of Spinal Surgical Strategies, Inc. (dba Kleiner Device Labs) (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Spinal Surgical Strategies, Inc. (dba Kleiner Device Labs) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on 2019 Financial Statements

The 2019 financial statements were audited by us and we expressed an unmodified opinion on them in our report dated March 23, 2021. We have not performed any auditing procedures since that date.

/s/ Pinnacle Accountancy Group of Utah

We have served as the Company's auditor since 2020.

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
April 20, 2021

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Balance Sheets

		December 31, 2020		December 31, 2019
Assets		(Unaudited)		(Audited)
Current assets:				
Cash and cash equivalents	$	140,141	$	173,413
Accounts receivable, net		6,920		9,531
Inventory		83,833		20,104
Prepaid and other current assets		66,267		29,050
Total current assets		297,161		232,098
Property and equipment, net		288,655		50,164
Total Assets	$	585,816	$	282,262
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable and accrued liabilities	$	314,087	$	17,508
Loan payable - current		5,943		5,697
Due to related parties		347,999		797,936
Accrued interest - related parties		2,138		42,368
Accrued dividend		24,425		-
Total Current liabilities		694,592		863,509
Loan payable		6,724		12,666
Total liabilities		701,316		876,175
Preferred stock, $0.0001 par value, 100,000,000 shares of blank check preferred stock authorized:				
Series A Redeemable Preferred Stock, 2,365 shares designated $0.0001 par value: 2,365 and 0 shares issued and outstanding, respectively		2,365,000		-
Stockholders' Deficit:				
Common stock, $0.0001 par value, 400,000,000 shares authorized; 7,168,750 and 5,401,000 shares issued and outstanding, respectively		717		540
Additional paid-in capital		1,518,414		1,809,783
Accumulated deficit		(3,999,631)		(2,404,236)
Total Stockholders' Deficit		(2,480,500)		(593,913)
Total Liabilities and Stockholders' Deficit	$	585,816	$	282,262

The accompanying notes are an integral part of these financial statements.

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Statements of Operations

| | Year Ended December 31, | | | |
| | 2020 | | 2019 | |
	(Unaudited)		(Audited)	
Revenue	$	43,333	$	29,812
Cost of goods sold		8,454		6,348
Gross profit		34,879		23,464
Operating expenses:				
Selling, general and administrative		354,418		422,617
Professional fees		185,627		106,054
Research and development		1,014,951		252,465
Total operating expenses		1,554,996		781,136
Loss from operations		(1,520,117)		(757,672)
Other income (expense):				
Interest expense		(50,861)		(32,857)
Interest income		8		5,980
Total other income		(50,853)		(26,877)
Loss before income taxes		(1,570,970)		(784,549)
Income tax provision		-		-
Net loss	$	(1,570,970)	$	(784,549)
Dividend on Series A Preferred Stock		(24,425)		-
Net loss attributable to common stockholders	$	(1,595,395)	$	(784,549)
Net loss per common A share: Basic and Diluted	$	(0.32)	$	(0.15)
Weighted average number of common A shares outstanding: Basic and Diluted		4,947,255		5,401,000

The accompanying notes are an integral part of these financial statements.

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Statements of Changes in Stockholders' Deficit
For the Years Ended December 31, 2020 and 2019

	Series A Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance - December 31, 2018	-	$ -	5,367,400	$ 537	$ 1,607,124	$ (1,619,687)	$ (12,026)
Issuance of common shares for cash	-	-	20,000	2	49,998	-	50,000
Issuance of common shares for settlement of debt	-	-	13,600	1	33,999	-	34,000
Stock option granted	-	-	-	-	117,789	-	117,789
Contribution	-	-	-	-	873	-	873
Net loss	-	-	-	-	-	(784,549)	(784,549)
Balance - December 31, 2019 (Audited)	-	$ -	5,401,000	$ 540	$ 1,809,783	$ (2,404,236)	$ (593,913)
Issuance of common shares for stock option	-	-	617,500	62	6,113	-	6,175
Issuance of preferred stock	2,365	2,365,000	-	-	-	-	-
Cancellation of shares	-	-	(1,000,000)	(100)	(499,900)	-	(500,000)
Stock based compensation	-	-	2,150,250	215	202,418	-	202,633
Net loss	-	-	-	-	-	(1,570,970)	(1,570,970)
Preferred stock dividend	-	-	-	-	-	(24,425)	(24,425)
Balance - December 31, 2020 (Unaudited)	2,365	$ 2,365,000	5,018,500	$ 502	$ 1,518,629	$ (3,999,631)	$ (2,480,500)

The accompanying notes are an integral part of these financial statements.

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Statements of Cash Flows

| | Year Ended December 31, | |
	2020	2019
	(Unaudited)	(Audited)
Cash Flows from Operating Activities		
Net loss	$ (1,570,970)	(784,549)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	202,633	117,789
Depreciation	16,824	18,065
Operating expenses paid by related parties	-	984
Changes in operating assets and liabilities:		
Accounts receivable	2,611	2,579
Inventories	(63,729)	5,395
Prepaid and other current assets	(35,417)	(15,382)
Accounts payable and accrued liabilities	296,579	(41,042)
Accrued interest - related parties	30,833	9,852
Net cash used in operating activities	(1,120,636)	(686,309)
Cash Flows from Investing Activities		
Purchase of property and equipment	(255,315)	-
Net cash used in investing activities	(255,315)	-
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	-	50,000
Proceeds from exercise of option	4,375	-
Repayment of loans payable	(5,696)	(5,460)
Proceeds from related parties	1,344,000	500,000
Repayment to related parties	-	(340,444)
Net cash provided by financing activities	1,342,679	204,096
Net change in cash and cash equivalents	(33,272)	(482,213)
Cash and cash equivalents - beginning of period	173,413	655,626
Cash and cash equivalents - end of period	$ 140,141	$ 173,413
Supplemental cash flow disclosures:		
Cash paid for interest	$ 18,824	$ 10,487
Cash paid for income taxes	$ -	$ -
Non-cash investing and financing activity:		
Contribution by related party	$ -	$ 873
Common shares issued for settlement of debt	$ -	$ 34,000
Series A Preferred Stock issued for settlement of debt	$ 2,365,000	$ -
Promissory note for cancellation of common shares	$ 500,000	$ -
Receivable from exercise of option	$ 1,800	$ -

The accompanying notes are an integral part of these financial statements.

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Notes to Financial Statements
December 31, 2020 (Unaudited) and 2019 (Audited)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

Spinal Surgical Strategies, Inc. dba Kleiner Device Labs, ("the Company," "we" or "us") was organized as Spinal Surgical Strategies, LLC in the state of Colorado on March 18, 2013. In 2014, the Company registered with the state of Nevada and ceased operations in Colorado. The Company was originally incorporated as a partnership and changed the status to a C-Corporation on November 5, 2020. The Company is based at 999 Driver Way, Incline Village, Nevada. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America, and the Company's fiscal year end is December 31.

The Company produces and develops and designs minimally invasive spinal surgical tools and implants.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As of December 31, 2020, the Company has an accumulated deficit and has sustained a net loss.

The ability of the Company to obtain profitability is dependent upon, among other things, obtaining additional financing to continue operations, and development of its business plan. In response to these problems, management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $140,141 and $173,413 in cash as of December 31, 2020 and 2019, respectively.   The Company did not have any cash equivalents at December 31, 2020 and 2019.

Financial Instruments and Fair Value Measurements

The Company follows ASC 820, "*Fair Value Measurements and Disclosures,*" which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The carrying values of our financial instruments, including, cash, inventory, prepaid expenses, due to related parties, and accounts payable, approximate their fair values due to the short-term maturities of these financial instruments.

Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method. The depreciation and amortization methods are designed to amortize the cost of the assets over their estimated useful lives, in years, of the respective assets. The Company's assets consist of equipment and is being amortized over seven (7) years.

Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2020 and 2019, no impairment losses were identified.

Stock-based Compensation

We account for stock-based awards at fair value on the date of grant, and recognize compensation over the service-period that they are expected to vest. We estimate the fair value of stock options and stock purchase warrants using the Black-Scholes-Merton option pricing model. The estimated value of the portion of a stock-based award that is ultimately expected to vest, taking into consideration estimated forfeitures, is recognized as expense over the requisite service periods. The model includes subjective input assumptions that can materially affect the fair value estimates. The expected volatility is estimated based on the most recent historical period of time, of other comparative securities, equal to the weighted average life of the options. The estimate of stock awards that will ultimately vest requires judgment, and to the extent that actual forfeitures differ from estimated forfeitures, such differences are accounted for as a cumulative adjustment to compensation expenses and recorded in the period that estimates are revised.

Accounts Receivable and Allowance for Uncollectible Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments for services. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped in categories by the number of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged against the allowance when it is probable that the receivable will not be recovered. As of December 31, 2020 and 2019, the Company had no valuation allowance, nor accounts receivable. Based on management's estimate and based on all accounts being current, the Company has not deemed it necessary to reserve for doubtful accounts at this time.

Revenue Recognition

In accordance with *ASC 606 – Revenue from Contracts with Customers,* the Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

The Company derives revenue from the sales of surgical devices to end users and distributors. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Cost of Revenue

Cost of revenue includes discounts for prepayment and merchant fees.

Research and Development

Research and development costs are expensed when incurred in accordance with ASC 730, *"Research and Development."* These costs consist of external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites, third-party manufacturing organizations and consultants; employee-related expenses, which include salaries and benefits for the personnel involved in the Company's product development activities; facilities expense, and equipment and laboratory supplies. For the years ended December 31, 2020 and 2019, research and development costs were, $1,014,951 and $252,465, respectively.

Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Net Loss Per Share of Common Stock

The Company has adopted ASC Topic 260, *"Earnings per Share,"* ("EPS") which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net income and net loss per share is the same as basic net income and net loss per share when their inclusion would have an anti-dilutive effect due to our continuing net losses.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *"Leases"* (Topic 842). Under this guidance, lessees will be required to recognize on the balance sheet a lease liability and a right-of-use asset for all leases, with the exception of short-term leases. The lease liability represents the lessee's obligation to make lease payments arising from a lease, and will be measured as the present value of the lease payments. The right-of-use asset represents the lessee's right to use a specified asset for the lease term, and will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee s initial direct costs. The standard also requires a lessee to recognize a single lease cost allocated over the lease term, generally on a straight-line basis. The new guidance is effective, for private companies, for fiscal years beginning after December 15, 2021. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on the Company's financial statements.

The Company has reviewed all other recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on our financial statements.

NOTE 3 – INVENTORY

Inventories are valued at the lower of cost or net realizable value. We determine cost on the basis of the first-in, first-out methods. Work in progress is primarily the device assembled without being packed and sterilized. The finished goods are the device after it is packaged, sterilized, and cleared for use. Inventories consisted of the following:

	December 31, 2020		December 31, 2019	
Finished goods	$	13,325	$	5,621
Work in progress		69,940		13,480
Raw Material		568		1,003
	$	83,833	$	20,104

NOTE 4 –PREPAID AND OTHER CURRENT ASSETS

Prepaid expenses consist of insurance, retainers for professional services, and deposits to product suppliers. Prepaid and other current assets at December 31, 2020 and 2019 consist of the following:

	December 31, 2020		December 31, 2019	
Prepaid expense	$	64,467	$	29,050
Receivable from exercise of option		1,800		-
	$	66,267	$	29,050

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 and 2019 consist of the following:

	December 31, 2020		December 31, 2019	
Cost:				
Molds and equipment	$	376,025	$	120,710
Furniture and fittings		5,745		5,745
		381,770		126,455
Less: accumulated depreciation		(93,115)		(76,291)
Property and equipment, net	$	288,655	$	50,164

During the years ended December 31, 2020 and 2019, depreciation expense was $16,824 and $18,065, respectively.

During the years ended December 31, 2020 and 2019, the Company purchased property and equipment of $255,315 and $0, respectively.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2020 and 2019 consist of the following:

	December 31, 2020		December 31, 2019	
Trade payable	$	256,806	$	2,274
Credit card		57,281		14,936
Other liability		-		298
	$	314,087	$	17,508

NOTE 7 – LOAN PAYABLE

Loans payable at December 31, 2020 and 2019 consist of the following:

	December 31, 2020		December 31, 2019	
Loan dated in January 2018		12,667		18,363
	$	12,667	$	18,363
Current	$	5,943	$	5,697
Non-current	$	6,724	$	12,666

During the years ended December 31, 2020 and 2019, the Company did not borrow any amount and repaid loan payable of $5,696 and $5,460, respectively.

During the years ended December 31, 2020 and 2019, the Company recorded interest expense of $669 and $905, respectively, and recorded accrued interest of $0 and $0, respectively, as of December 31, 2020 and 2019.

NOTE 8 - EQUITY

Preferred Stock

The Company has authorized 100,000,000 shares of blank check preferred stock with a par value of $0.0001 per share.

The Company designated 2,365 shares of preferred stock as Series A Redeemable Preferred Stock with an original issue price of $1,000 per share. Each share of Series A Redeemable Preferred Stock has a dividend rate of 6% per annum, and no conversion feature or voting rights. The Company determined the Series A Redeemable Preferred Stock is considered to be contingently redeemable and as a result, it has been classified as mezzanine equity on the Company's Balance Sheet.

During the year ended December 31, 2020, the Company issued 2,365 shares of Series A Redeemable Preferred Stock to settle a total related party debt of $2,365,000.

As of December 31, 2020 and 2019, the Company had 2,365 and 0 shares of Series A Redeemable Preferred Stock issued and outstanding, respectively.

Common Stock

The Company has authorized 400,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

During the year ended December 31, 2020, the Company issued 617,500 shares of common stock for exercised stock options for $6,175, of which $1,800 is recorded as receivable as of December 31, 2020.

During the year ended December 31, 2020, the Company issued 2,150,250 shares of restricted common stock awards.

During the year ended December 31, 2020, the Company agreed to buy back 1,000,000 shares from Dr. Jeffrey Kleiner for a note of $500,000 at 6% per annum and cancelled 1,000,000 shares.

During the year ended December 31, 2019, the Company issued 13,600 shares of common stock for $34,000 of debt and accrued interest and 20,000 shares of common stock for cash of $50,000, to a related party.

As of December 31, 2020 and 2019, the Company had 7,168,750 and 5,401,000, respectively, common shares issued and outstanding.

Stock Options

During the fiscal year ended 2017, the Company issued profit interests in the partnership. During November 2020, the profit interests were converted to stock options when the Company converted to a corporation. The Company has accounted for profit interests as stock options for valuation purposes. The stock options vest based on the provided service hours.

During the years ended December 31, 2020 and 2019, the Company granted stock options to purchase up to 100,000 and 265,500 shares of common stock, at an exercise price of $0.01 or $2.00 per share, respectively, and were valued at the fair value calculated using the Black-Scholes-Merton model. During the year ended December 31, 2020 and 2019, the fair value of the stock options granted were $59,077 and $88,121, respectively. During the year ended December 31, 2020 and 2019, $102,133 and $117,789 were recorded as stock-based compensation, respectively, of which $32,862 and $20,677 were to related parties. As of December 31, 2020, $10,858 remains unamortized, of which $0 is with related parties.

The following assumptions were used to determine the fair value for the options granted using a Black-Scholes-Merton pricing model during the year ended December 31, 2020 and 2019:

Fair values	$	0.09 - 0.59
Exercise price	$	0.01 - 2.00
Expected term at issuance		5 years
Expected average volatility		50.60%
Expected dividend yield		—
Risk-free interest rate		1.62%

A summary of the change in stock options outstanding for the years ended December 31, 2020 and 2019 are as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, December 31, 2018	1,312,500	$	1.43
Granted	265,500		1.33

Cancelled	-		-	
Forfeited	-		-	
Outstanding, December 31, 2019	1,578,000	$	1.41	
Granted	100,000		0.01	
Exercised	(617,500)		0.01	
Cancelled	(178,000)		1.41	
Forfeited	(35,000)		2.00	
Outstanding, December 31, 2020	847,500	$	1.78	
Exercisable, December 31, 2020	783,042	$	1.78	

Restricted Common Shares

During the year ended December 31, 2020, the Company granted restricted stock awards of 2,150,250 shares. During the year ended December 31, 2020, the fair value of the stock awards was $1,258,350, and $100,500 were recorded as stock-based compensation of which $73,500 was to related parties. As of December 31, 2020, $1,171,050 remains unamortized, of which $1,046,850 is with related parties. Shares are vested based on the provided service hours.

	Number of Shares
Outstanding, December 31, 2019	-
Granted	2,150,250
Cancelled	-
Forfeited	-
Outstanding, December 31, 2020	2,150,250
Vested shares, December 31, 2020	198,500

NOTE 9 - RELATED PARTY TRANSACTIONS

Capital Contributions

During the years ended December 31, 2020 and 2019, our CFO contributed $0 and $873, respectively.

Due to Related Party

Due to related parties at December 31, 2020 and 2019 consist of the following:

During the years ended December 31, 2020 and 2019, the CEO advanced a total of $347,999 and $797,936.

During the years ended December 31, 2020 and 2019, the Company borrowed from our related parties a total of $1,344,000 and $500,000 and repaid $0 and $340,444, respectively.

During the years ended December 31, 2020 and 2019, our CEO and CFO paid expenses of $0 and $984 on behalf of the Company, respectively.

During the years ended December 31, 2020 and 2019, the Company recorded interest expense of $48,988 and $29,019, respectively, and recorded accrued interest of $2,138 and $42,368, respectively, as of December 31, 2020 and 2019.

NOTE 11 – SUBSEQUENT EVENT

Management has evaluated subsequent events through the date these financial statements were issued. Based on our evaluation the following material events have occurred that require disclosure.

- The Company issued 95,000 shares of common stock for exercise of options for $950.